Roth Capital Partners, LLC 888 San Clemente Drive Newport Beach, CA 92660

December 19, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeff N. Kauten

RE:	Registration Statement on Form S-1
File No. 333-221741

Dear Mr. Kauten:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Roth Capital Partners, LLC, in its capacity as placement agent, pursuant to that certain registration statement on Form S-1, File No. 333-221741 (the “Registration Statement”) of My Size, Inc., hereby respectfully requests that the Registration Statement be declared effective at 5:30 P.M., Washington, D.C. time, on December 19, 2017, or as soon as practicable thereafter. The undersigned affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Respectfully,

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Name: Aaron M. Gurewitz
Title: Head of Equity Capital Markets